Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Third Quarter Fiscal 2009

Financial Results

TORONTO, ON, May 13, 2009 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended March 31, 2009.

Selected Highlights

During the third quarter of fiscal 2009 and up to the date of this press release, the Company achieved the following significant milestones:

ELND005 (AZD-103) – Alzheimer’s Disease:

•	On April 23, 2009, Elan Pharma International Limited (“Elan”) and Transition announced the receipt of a key US patent for Alzheimer’s Disease Treatment with ELND005 (AZD-103);

TT-223 – Diabetes:

•	On March 23, 2009, Transition announced the Initiation of a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in patients with type 2 diabetes;

•	On February 5, 2009, Transition announced the completion of patient enrolment for a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes;

Corporate Developments:

•

In January 2009, the Company disposed of 23,272,633 shares of Stem Cell Therapeutics Corp. (“Stem Cell”) in open market transactions over the TSX Venture Exchange which resulted in net proceeds of approximately $1.4 million.

Pipeline Review

ELND005 (AZD-103) for Alzheimer’s Disease

Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). In April 2007, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate ELND005 (AZD-103).

On October 20, 2008, Elan and Transition announced the patient enrollment target for its randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy Phase 2 clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease was achieved. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer’s Disease Treatment with ELND005 (AZD-103). The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled “Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation,” and generally claims methods for treating Alzheimer’s disease comprising administering scyllo-inositol ELND005 (AZD-103). The patent will expire in the year 2025 or later due to any patent term extensions.

TT-223 for Diabetes

On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized.

Transition and Lilly are both funding the Phase II clinical trial with lead compound TT-223 in type 2 diabetes. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin-based therapeutic products worldwide.

In August 2008, Transition and its collaboration partner Lilly initiated a Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin and/or thiazolidinediones (TZDs) which completed enrolling patients in February 2009.

On March 23, 2009, Transition announced the Initiation of a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up.

Juvenile Diabetes Research Foundation (“JDRF”)

In September 2006, the Company entered into an agreement with the JDRF to support the clinical development of TT-223 in combination with GLP1 analogues for the treatment of type 1 diabetes over a two year period.

The original objective of the JDRF funding was to support efforts towards the development of an effective gastrin-based therapy for diabetes. The research funding used to date has supported meaningful work that has advanced the TT-223 combination therapies into position to begin clinical studies. Lilly will be fully supporting this clinical development work not only through financial resources, but through their expertise and specialized clinical development groups. With this in mind, Transition and the JDRF agreed that it would be reasonable for the JDRF to reassign financial resources earmarked for development of gastrin-based therapies to another worthy research program.

Accordingly, on April 3, 2009, the Company terminated the agreement with the JDRF and paid $441,455 [US$350,000] which represents the total amounts owing to the JDRF under the terms of the agreement. The Company has no further obligations that survive termination of the agreement.

Drug Discovery Group

On March 31, 2009 the Company’s Board of Directors approved the closure of operations at the Transition Therapeutics (USA) Inc. facilities located in the United States. The decision to close the subsidiary was part of a reorganization of the Company’s drug discovery group which resulted in the relocation of certain activities to the Toronto based facility. The Company continues to pursue a number of discovery programs to advance novel lead molecules into pre-clinical development, including the compounds acquired from Forbes Medi-Tech (Research) Inc.

Financial Review

Results of Operations

For the three-month period ended March 31, 2009, the Company recorded a net loss of $5,738,815 ($0.25 per common share) compared to a net loss of $4,977,020 ($0.22 per common share) for the three-month period ended March 31, 2008.

For the nine-month period ended March 31, 2009, the Company recorded a net loss of $15,644,881 ($0.68 per common share) compared to a net loss of $10,628,206 ($0.46 per common share) for the nine-month period ended March 31, 2008.

The increase in net loss of $761,795 or 15% for the three-month period ended March 31, 2009 is primarily due to a decrease in interest income, the loss on the sale of the SCT shares, and increases in both research and development and general and administrative expenses. The increase in net loss was partially offset by an increase in foreign exchange gains resulting from the Company’s US dollar investments.

The increase in net loss of $5,016,675 or 47% for the nine-month period ended March 31, 2009 is primarily due to an increase in research and development expenses relating to the ELND005 (AZD-103) program and increases in general and administrative expenses. The increase in net loss is also attributed to decreases in revenue, interest income and gain on note receivable. The increase in net loss was partially offset by foreign exchange gains resulting from the Company’s US dollar investments.

Research and Development

Research and development expenses increased $112,370 from $3,780,429 for the three-month period ended March 31, 2008 to $3,892,799 for the three-month period ended March 31, 2009. For the nine-month period ended March 31, 2009, research and development expenses increased $3,786,306 to $12,812,657 from $9,026,351 for the same period in fiscal 2008. For the three and nine-month periods ended March 31, 2009, these increases were primarily the result of significant increases in clinical development costs due to the ongoing Phase II ELND005 (AZD-103) trial, preclinical costs associated with advancing the family of compounds acquired in the NeuroMedix transaction, and increased drug development costs.

During the three-month period ending March 31, 2009, the Company incurred decreased direct clinical program expenses relating to the TT-223 program. However, during the nine-month period ended March 31, 2009, these costs increased significantly. In light of the reimbursement of costs from Lilly, there was an overall decrease in the program costs for the three and nine-month periods ended March 31, 2009.

General and Administrative

During the three-month period ended March 31, 2009, general and administrative expenses increased $155,321 to $1,611,629 from $1,456,308 for the same period in fiscal 2008. For the nine-month period ended March 31, 2009, general and administrative expenses increased $488,763 to $4,783,451 from $4,294,688 for the same nine-month period in fiscal 2008. The increases in general and administrative expenses for the three and nine-month periods ended March 31, 2009 are due to increased stock option expenses, salaries and facility expenses. These increases have been partially offset by decreases in insurance, professional and regulatory costs as the comparative periods contained increased costs associated with the NASDAQ listing of August, 2007.

Amortization

Amortization for the three-month period ended March 31, 2009, decreased $38,577 to $690,752 as compared to $729,329 for the three-month period ended March 31, 2008. For the nine-month period ended March 31, 2009, amortization increased $120,596 to $2,173,149 as compared to $2,052,553 for the same period in fiscal 2008.

The three-month period decrease in amortization expense is primarily due to reduced amortization expense relating to the workforce acquired from Protana due to second quarter workforce reductions. The reduction in amortization expense was partially off-set by the amortization expense resulting from the assets acquired from Forbes during the first quarter of fiscal 2009. The nine-month period increase in amortization expense is due to increased amortization expense relating to the workforce acquired from Protana due to a workforce reduction, the full-quarter impact of amortizing the additional consideration paid to acquire the ENI technology in December, 2007 and the amortization expense resulting from the assets acquired from Forbes.

Interest Income, net

Interest income for the three-month period ended March 31, 2009 was $170,553 as compared to $638,959 for the same period in fiscal 2008, resulting in a decrease of $468,406. For the nine-month period ended March 31, 2009, interest income was $930,682 as compared to $1,927,990 for the same period in fiscal 2008, resulting in a decrease of $997,308. The decreases in interest income resulted from decreases in effective interest rates.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2009	June 30, 2008
	$	$
ASSETS
Current
Cash and cash equivalents	27,295,575	22,952,865
Held-to-maturity investments	24,819,789	40,710,765
SCT receivable	—	1,650,000
Due from Eli Lilly and Company	720,246	472,220
GST and other receivables	303,835	278,784
Investment tax credits receivable	993,057	693,057
Prepaid expenses and deposits	1,424,254	974,426

Total current assets	55,556,756	67,732,117
Capital assets, net	807,042	958,689
Intangible assets	25,163,700	26,185,155

	81,527,498	94,875,961

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,765,202	1,576,190
Due to Elan Pharma International Limited	1,888,631	1,795,242

Total current liabilities	3,653,833	3,371,432
Deferred revenue	27,736,750	27,736,750
Leasehold inducement	71,450	80,024

Total liabilities	31,462,033	31,188,206

Research and development commitments
Guarantees

Shareholders’ equity
Common shares	160,471,098	160,262,540
Contributed surplus	4,552,692	4,492,251
Stock options	4,847,327	3,093,735
Deficit	(119,805,652)	(104,160,771)

Total shareholders’ equity	50,065,465	63,687,755

	81,527,498	94,875,961

CONSOLIDATED STATEMENTS OF LOSS

(Unaudited)

	Nine-month period ended March 31, 2009	Nine-month period ended March 31, 2008	Three-month period ended March 31, 2009	Three-month period ended March 31, 2008
	$	$	$	$
REVENUES
Licensing fees	—	1,596,722	—	—

	—	1,596,722	—	—

EXPENSES
Research and development	12,812,657	9,026,351	3,892,799	3,780,429
General and administrative	4,783,451	4,294,688	1,611,629	1,456,308
Amortization	2,173,149	2,052,553	690,752	729,329
Foreign exchange gain	(3,469,281)	(570,674)	(551,105)	(350,087)
Loss (gain) on disposal of capital assets	6,137	—	(4,157)	—

	16,306,113	14,802,918	5,639,918	5,615,979

Loss before the following:	(16,306,113)	(13,206,196)	(5,639,918)	(5,615,979)
Interest income	930,682	1,927,990	170,553	638,959
Loss on available-for-sale investments	(269,450)	—	(269,450)	—
Gain on note receivable	—	650,000	—	—

Net loss and comprehensive loss for the period	(15,644,881)	(10,628,206)	(5,738,815)	(4,977,020)

Basic and diluted net loss per common share	(0.68)	(0.46)	(0.25)	(0.22)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com